EXHIBIT 12
                      GENERAL MOTORS ACCEPTANCE CORPORATION

                       RATIO OF EARNINGS TO FIXED CHARGES
                            (In millions of dollars)
                                                        Nine Months Ended
                                                           September 30
                                                        -----------------
                                                         1995         1994
                                                        -------     -------
Consolidated net income*...............                $  767.8      $685.6
Provision for income taxes............                    528.5       385.7
                                                      ---------   ---------
Consolidated income before income taxes                 1,296.3     1,071.3
                                                      ---------   ---------
Fixed charges
     Interest, debt discount and expense                3,718.0    3,096.9
     Portion of rentals representative of the
      interest factor..................                    38.5       34.5
                                                      ---------  ---------
Total fixed charges....................                 3,756.5    3,131.4
                                                      ---------  ---------
Earnings available for fixed charges...                $5,052.8   $4,202.7
                                                       ========   ========
Ratio of earnings to fixed charges.....                  1.35       1.34
                                                       ========   ========


                                        Years Ended December 31
---------------------------------------------------------------------------------------
                               1994       1993      1992      1991       1990
                             --------   --------  --------  --------   --------
Consolidated net income*     $  927.1   $  981.1  $1,218.7  $1,038.2   $1,190.1
Provision for income taxes      512.7      591.7     882.3     610.0      658.3
                             --------   --------  --------  --------   --------
Consolidated income before
  income taxes                1,439.8    1,572.8   2,101.0   1,648.2    1,848.4
                             --------   --------  --------  --------   --------
Fixed Charges
  Interest, debt discount
   and expense                4,230.9    4,721.2   5,828.6   6,844.7    7,965.8
  Portion of rentals
    representative of the
    interest factor              51.2       43.6      31.7      30.3       29.5
                             --------   --------  --------  --------   --------
Total fixed charges           4,282.1    4,764.8   5,860.3   6,875.0    7,995.3
                             --------   --------  --------  --------   --------
Earnings available for
  fixed charges              $5,721.9   $6,337.6  $7,961.3  $8,523.2   $9,843.7
                             ========   ========  ========  ========   ========
Ratio of earnings to
  fixed charges                1.33       1.33      1.35      1.23       1.23
                             ========   ========  ========  ========   =======

* Before cumulative effect of accounting change of ($7.4) million in 1994, ($282.6) million in 1992 and $331.5 million in 1991.